ORGANICALLY GROWN
# J.J.PFISTER DISTILLING
DISTILLED IN CALIFORNIA
HAND-CRAFTED SPIRIT


J.J.PFISTER DISTILLING
HAND-CRAFTED
VODKA
LONDON
GIN
RUM
750 ML
LIMITED EDITION
HONEY SPIRIT
APPLE
BRANDY
375 ML
EAU DE VIE
PEAR
BRANDY

*Premium, Organic, Award-Winning Craft Spirits*

## INVESTOR OPPORTUNITY



# Our Big Idea

From humble roots, we've built a state-of-the-art craft spirits distillery in Sacramento, California. Our spirits are certified organic, top-rated, and refined to the point of perfection by our award-winning master distiller.

# *Industry Outlook*

The craft spirit space is booming, mirroring the success of craft breweries as consumers seek a more individualized tasting experience. Currently, craft spirits represent a $2.7B market in the US — and the market is slated to grow explosively to $20B by 2023. J.J. Pfister is uniquely positioned for success in this market as the ONLY craft spirit producer in the Greater Sacramento area.

| *1* | *2* | *3* | *4* | *5* |
|---|---|---|---|---|
| Growing demand for small-batch, handmade beverages | Increasing tourism driving distillery tours and purchasing. | Consumers moving away from "big brands" to local businesses. | Boom in alcohol sales and increased demand for hand sanitizer. | Authenticity and brand loyalty important to millenials & gen Z. |

## KEY GROWTH FACTORS

# Our Traction

| 200% | 500 | $71,998 | 8+ | 150,000 |
|:---:|:---:|:---:|:---:|:---:|
| Growth rate despite COVID | Points of sale & growing | Top line revenue September 2020 | National press features | Gallons licensed to produce |

## TOP LINE REVENUE

| Month | Outside Alcohol | Tasting Room | Total |
|---|---|---|---|
| September 2018 | 0 | 2512 | 2512 |
| March 2019 | 11,950 | 2869 | 14,819 |
| September 2019 | 17,069 | 4555 | $21,624 |
| April 2020 | 20,280 | 442339 | 465,619* |
| June 2020 | 38, 859 | 42,075 | 80,934* ** |

We are making hand sanitizer using the WHO recipe and are producing now! The interest in this is gigantic and has led to an upsurge in brand awareness.

- *Add hand sanitizer
- **Tasting room closed due to COVID

# Our Difference

## ✅ A story for the ages

The J.J. Pfister story spans more than 150 years, beginning with a humble knitting company. The J.J. Pfister logo, a combination of a knitting machine and a copper still, marries our past, present, and future as we carry on the tradition of excellence started by J.J. Pfister in the late 1800s.

## ✅ Affordability

Our bottle prices average just $30, making us an affordable craft spirits choice for consumers seeking both authenticity and a highly refined tasting experience. In contrast, pricing at most craft distilleries ranges from $50 - $80+

## ✅ Award-winning

Our spirits are award winning, medaling at spirits competitions with Golds at San Diego International Spirit Competition and Los Angeles International Spirit Competition.

## ✅ Decades of experience

Our master distiller holds two degrees in chemistry and a Master's degree in Viticulture and Enology from UC Davis, the premier program for winemaking, and our founder and president was a key executive in two billion-dollar enterprises.

## ✅ Highly rated & organic

Our spirits are rated 96 points by the Drakas Tasting Panel. Additionally, we use premium organic ingredients — creating a more environmentally conscious product while appealing to the local Sacrament market.

## ✅ Secured distribution

We are distributed by Young's Market in California and Vin Sauvage in Nevada. We are in Raley's, Nugget Markets, Total Wines in Sacramento, BevMo in the greater Sacramento area, and many restaurants, bars, and liquor stores.

# Our Space



# Featured In

The Sacramento Bee

**THE SACRAMENTO BEE**

Sacramento Magazine

**Sacramento** MAGAZINE

Comstock

**COMSTOCK**

Inside Publications

**inside**online

The New York Times

**The New York Times**

The Sacramento Business Journal

**SACRAMENTO BUSINESS JOURNAL**

Style Magazine

**STYLE** MAGAZINE

Drink Insights Network

**DRINKS INSIGHT NETWORK**

City Scout Magazine

**CITY SCOUT**

# *Breaking into the Whiskey Market*

In a key move, we have recently expanded into the whiskey market with our High Rye Bourbon and Rye Whiskey.

- Whiskies so smooth they can be sipped neat, affordably priced under $45.

- Each barrel evaluated by our sensory trained distilling team.

- Blended by us and will be organic in future iterations.

- Released in time for our 2020 OND season.

- Whiskey market valued at over $59B in 2018 and slated for 5% CAGR from 2019 to 2025

- Whiskey is trending to be the most in-demand craft alcohol, with bourbon the #1 choice of millennials.



# The Business

## Projections

- 2023: **Break even year**

- 2024: **$3M revenue estimated**

- 2026: **$10M revenue estimated**

- Value projected: **6-8X top line revenue**

# 2020 Milestones

Q1: Business decision made to focus on Capital Gin, our lead product, and add whiskey and add hand sanitizer as parallel products. Expanded sales team to include representatives in the San Francisco Bay area, the Los Angeles area, Sacramento, and Nevada.

Q2: Added three new fermenters to more than double capacity for gin and whiskey production. Retooled our production of hand sanitizer to produce in very large volumes for tremendous demand. Ramped up whiskey production at the same time and scheduled to begin online sales of sanitizer and spirits for curbside pickup and shipping in May.

Q3: Bottled whiskey now available for distribution and sale at the distillery. Continue Capital Gin and vodka production. Hand sanitizer demand expected to remain high and create name recognition. Spirit sales pull through.

Q4: October, November, December "OND" period. We expect spirit sales of $200,000. Hand sanitizer sales will remain at least steady, as this is flu season. We are pushing to get our spirits into more retail outlets and expect successful placements arranged this quarter.

# THE TEAM

We are a family owned and operated business with decades of combined experience. In addition to our core team, we have two distillers, a director of sales, three salespersons, a tasting room manager, and a half-time general helper on the payroll.



*Gail Keck*
COO



*Kevin Keck*
President



*Brian Keck*
Master Distiller

# *Our Commitments*



 *Sustainability*
We are a sustainable business. Our waste stillage goes to Silva Brothers dairy in Elk Grove to feed the cows.

 *Community*
Our premium products are local to the Sacramento area and are made on premise only using organic ingredients. We proudly display USDA organic certification on each bottle.

 *Family*
We are named after our family patriarch, JJ Pfister who emigrated to the United States in 1869 and created JJ Pfister Knitting Company. His great story is showcased with historical artifacts in our museum space in the tasting room. We point out we are a family business with many Pfister's involved including the builders of our distillery.

# *Required Funding*

VIA WEFUNDER WE AIM TO RAISE: **$1.5M**

WE WILL BE INVESTING ANNUALLY: **$400K**

WE ARE OFFERING TO INVESTORS **1% per $100K**

# *Why Invest?*

- We've established traction and brand recognition in a booming market (Craft spirit market
- share has increased by 45% from 2015 to 2017 and now is 3.2% of the total spirit space).

- Our product is award-winning, certified organic, sustainable, and recognized by major press outlets such as the New York Times.

- We are the ONLY craft spirits producer in the Greater Sacramento area.

- Our founder has experience growing and managing multi-billion dollar company.

- Despite COVID, we achieved 200% growth in the first half of 2020.

- If we achieve even our most conservative projections, we will be on track for $10M by 2030.



# Thank You!

👤 jjpfister.com

📱 Schedule a Call:
http://calendly.com/kevin-keck

◈ contact@jjpfister.com

◈ 9819 Business Park
Dr Suite 3,
Sacramento, CA
95827